August 28, 2007	TSX: QC AMEX/AIM: QCC

FEDERAL CONTINUATION

Vancouver, British Columbia – Quest Capital Corp. (the “Company”) reports that it was continued from British Columbia into federal jurisdiction under the Canada Business Corporations Act on August 22, 2007 under corporation number 442119-1.  The continuance into federal jurisdiction was approved by the Company’s shareholders at the Annual and Special General Meeting held on April 30, 2007.

About Quest

Quest Capital Corp. is an asset backed lender that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com

          QUEST CAPITAL CORP.

        Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
                                  Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624